Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

January 3, 2018

Registration Statement No. 333-217193

Supplementing the Prospectus Supplement and Prospectus, each dated April 7, 2017

John Deere Capital Corporation

$400 million 3.050% Senior Notes Due January 6, 2028

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series G
Issue Size:	$400 million
Trade Date:	January 3, 2018
Settlement Date (T+3)**:	January 8, 2018
Maturity Date:	January 6, 2028
Benchmark Treasury:	2.250% due November 15, 2027
Benchmark Treasury Yield
and Price:	2.449%; 98-08+
Spread to Treasury:	62 basis points
Reoffer Yield:	3.069%
Coupon:	3.050%
Coupon Payment Dates:	Semi-annually on January 6 and July 6, commencing on July 6, 2018 (short first coupon) and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.838% plus accrued interest from January 8, 2018
Gross Spread:	0.475%
Net Proceeds (%):	99.363% plus accrued interest from January 8, 2018
Net Proceeds ($):	$397,452,000 plus accrued interest from January 8, 2018
CUSIP:	24422EUB3
Joint Book-Running Managers:	Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
U.S. Bancorp Investments, Inc.

U.S. Federal Income Tax Matters:

New U.S. federal income tax laws were recently enacted by The Tax Cuts and Jobs Act. The Tax Cuts and Jobs Act provides for significant changes to U.S. tax law, some of which could have an adverse impact on the business, financial condition and results of operations of the Issuer or its affiliates, or an adverse impact on investors. The Tax Cuts and Jobs Act is complex and new (and it lacks administrative guidance); thus, the impact of certain aspects of its provisions on the Issuer or its affiliates, or on investors, is currently unclear.

In addition, the Tax Cuts and Jobs Act added Section 451 to the Code. Accrual method United States persons (as defined in the Prospectus Supplement) that prepare an “applicable financial statement” (as defined in Section 451 of the Code) generally would be required to include certain items of income, such as original issue discount (“OID”) and market discount, no later than the time such amounts are reflected on such a financial statement. The application of this rule to income of a debt instrument with OID is effective for taxable years beginning after December 31, 2018. This could result in an acceleration of income recognition for income items differing from that which would otherwise result from the rules described in the Prospectus Supplement under the caption “United States Federal Income Taxation.” Investors should consult their tax advisors with regard to interest, OID, market discount and premium matters concerning their notes.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 and Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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